

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

<u>VIA U.S. Mail and Facsimile</u>

Raymond Sadowski
Avnet, Inc.
Chief Financial Officer
2211 South 47th Street,
Phoenix, Arizona   85034

> **Re: Avnet, Inc.**
> **Form 10-K for the fiscal year ended July 3, 2010**
> **Filed August 13, 2010**
> **File No. 001-04224**

Dear Mr. Sadowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended July 3, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Sales, page 19

1. We see that you include an analysis of changes in sales by operating group and by geographic area. However, we do not see a substantive discussion of why fluctuations in sales occurred. Please revise future filings to include a discussion of the reasons for increases in sales in each region or in a particular division.

Selling, General and Administrative Expenses, page 22

2. We see that you attribute the increase in SG&A expense during fiscal year 2010 to multiple items. In future filings, please quantify the impact of each item, including the impact of cost reduction actions which offset the increases in expense.

Liquidity and Capital Resources - Cash Flows, page 29

3. We see that accounts receivable increased $956 million from June 29, 2009 to July 3, 2010. In future filings, please disclose the reasons for the significant increase in accounts receivable, including any changes in credit terms offered to customers.

Item 11. Executive Compensation, page 35

4. The disclosure regarding "expense recorded by Avnet for financial statement reporting purposes" on page 44 of your definitive proxy statement does not appear to comply with Regulation S-K Item 402(k)(2)(iii), as revised by Release No. 33-9089 (Dec. 16, 2009). Please amend your filing accordingly. Ensure that your amended disclosure includes the information required by Instruction to Item 402(k)(2)(iii) and (iv).

Consolidated Financial Statements

5. We see that you acquired Bell Microproducts and Tallard subsequent to fiscal year 2010. Please tell us how you considered the disclosure requirements of FASB ASC 805-10-50-4.

Note 6. Goodwill and intangible assets, page 50

6. In future filings please revise to present gross goodwill and accumulated impairment losses at the beginning and end of the period presented. Refer to FASB ASC 350-20-50-1 (a) and (h).

Note 16. Segment Information, page 63

7. Please tell us where you have provided the disclosures about products and services as required by FASB ASC 280-10-50-40.

Definitive Proxy Statement on Schedule 14A

8. Please revise future filings to include a brief description of the leadership structure of your board, including whether the same person serves as both principal executive officer and chairman of the board. Also tell us and revise future filings to disclose why you have determined that your leadership structure is appropriate given your specific characteristics or circumstances. See Regulation S-K Item 407(h).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Raymond Sadowski
Avnet, Inc.
October 21, 2010
Page 4

       You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Celia Soehner at (202) 551-3463 or Geoff Kruczek at (202) 551-3641.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief